Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
August 11, 2008

3.	News Release
August 11, 2008 - Vancouver, Canada

4.	Summary of Material Change
Cardiome Pharma Corp. and its co-development partner Astellas Pharma US, Inc. (“Astellas”) today announced that they have received an action letter dated August 8, 2008 from the U.S. Food and Drug Administration (FDA) for KYNAPID™ (vernakalant hydrochloride) Injection for the treatment of atrial fibrillation (AF) - a potentially life-threatening condition that occurs when electrical signals in the heart malfunction.  KYNAPID is under review for the rapid conversion of AF to sinus rhythm.

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer
Name:	Curtis Sikorsky
Title:	Chief Financial Officer
Phone No.:	604-677-6905

9.	Date of Report
August 11, 2008

Per:	“Curtis Sikorksy”
Curtis Sikorksy, Chief Financial Officer